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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 3    )*

                           Pease Oil and Gas Company
                    ----------------------------------------
                                (Name of Issuer)

                          $0.10 Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                  705019 40 4
                                ----------------
                                 (CUSIP Number)

         Willard H. Pease, Jr., P.O. Box 1874, Grand Junction, CO 81502
                                  970-245-5917
         --------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

              December 31, 1994, May 16, 1995, and June 16, 1995
                ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

  Check the following box if a fee is being paid with the statement [  ].
  (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

  CUSIP No. 705019 40 4

  1.  NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Willard H. Pease, Jr.    Social Security No. ###-##-####
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]
                                                                     (b) [  ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS*
      OO
  -------------------------------------------------------------------------
  5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [   ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S. Citizen
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  586,736 shares (includes 139,600 shares underlying
  BENEFICIALLY            presently exercisable options and 26,000
  OWNED BY                shares underlying a convertible promissory
  EACH                    note)
  REPORTING           ----------------------------------------------------
  PERSON              8. SHARED VOTING POWER
  WITH                   -0-
                      ----------------------------------------------------
                      9.  SOLE DISPOSITIVE POWER
                          586,736 (includes 139,600 shares underlying
                          presently exercisable options and 26,000
                          shares underlying a convertible promissory
                          note)
                      ----------------------------------------------------
                      10. SHARED DISPOSITIVE POWER
                          -0-
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       586,736 shares
  -------------------------------------------------------------------------
  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                          [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       8.1%
  --------------------------------------------------------------------------
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  14.  TYPE OF REPORTING PERSON*
       IN
  -------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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  Item 1.  SECURITY AND ISSUER

       This Amendment No. 3 to Schedule 13D relates to the $0.10 par value common stock of Pease Oil and Gas Company. The name and address of the issuer of such securities is:

            Pease Oil and Gas Company
            751 Horizon Court, Suite 203
            Grand Junction, Colorado 81506

  Item 2.  IDENTITY AND BACKGROUND

       Information regarding the Willard H. Pease, Jr., a 1% general partner and 32.33% limited partner of Pease Family Investments, Ltd., and a Reporting Person herein:

       (a)  Name:                    Willard H. Pease, Jr.

       (b)  Business Address:        751 Horizon Court, Suite 203
                                     Grand Junction, Colorado 81506

       (c)  Present Principal
            Occupation:              President, Chief Executive
                                     Officer and Director of Issuer

       (d) Willard H. Pease, Jr. has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

       (e) During the last five years, Mr. Pease has not been a party to any civil proceedings before any judicial or administrative body of competent jurisdiction as a result of which he had been or is subject to any judgment, decree or final order enjoining any violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f)  Citizenship:        U.S.A.

  Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       This Amendment No. 3 is being filed to report changes in the information contained in the original Schedule 13D and Amendments thereto resulting from the following transactions:

       (i) As previously reported, effective June 11, 1993, the Issuer acquired, through a subsidiary, Grand Junction Well Services, Inc., from Willard H. Pease, Jr. In the transaction, the Issuer issued 46,667 shares of its common stock and a 6% secured convertible promissory note in the principal amount of $175,000 to Mr. Pease for a total value of $350,000, the estimated fair market value of the assets and business of Grand
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  Junction Well Services, Inc.  The promissory note is convertible at the election of Mr. Pease into 35,000 shares of common stock of the Issuer at $5.00 per share. The note is payable in three annual principal installments of $45,000 on October 1, 1994, $65,000 on April 1, 1995, and $65,000 on April 1, 1996.

       On December 31, 1994, the October 1, 1994, $45,000 payment was made to Mr. Pease. Mr. Pease has elected to defer the payment which was due April 1, 1995. Accordingly, on December 31, 1994, the amount of shares of common stock underlying the promissory note was reduced by 9,000 shares to 26,000 shares.

       (ii) Effective May 16, 1995, the Issuer cancelled options to purchase a total of 83,000 shares of common stock which were previously granted to Mr. Pease. On the same date, options to purchase a total of 99,600 shares were granted to Mr. Pease pursuant to the Issuer's stock option plan. The options become exercisable on November 16, 1995. Effective June 16, 1995, options to purchase 40,000 shares were granted to Mr. Pease pursuant to the Issuer's stock option plan. The options become exercisable on December 16, 1995. Since all of the stock options held by Mr. Pease are exercisable within 60 days of the date of this Amendment
  No. 3, the securities reported to be held by Mr. Pease herein include 139,600 shares underlying the stock options.

  Item 4.  PURPOSE OF TRANSACTION

       The transactions involving the acquisition or disposition of securities reported in this Amendment No. 3 are described above in Item 3. The transactions described above do not involve any plans or proposals which might be considered to be an extraordinary corporate transaction or which would result in a material change in the business of the Issuer or its corporate structure.

  Item 5.  INTEREST IN SECURITIES OF THE ISSUER

       Mr. Pease owns directly 221,773 shares (3.1% of the Issuer's outstanding shares), which includes 139,600 shares underlying presently exercisable options and 26,000 shares underlying a convertible promissory note. Mr. Pease is deemed to have sole voting and dispositive power of 364,963 shares owned by the affiliates of Mr. Pease. All of the shares acquired by Mr. Pease as described above were purchased and paid for in the manner described in Item 3 above.

  Item 6.  CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS
           WITH RESPECT TO SECURITIES OF THE ISSUER

       None.

  Item 7.  MATERIALS TO BE FILED AS EXHIBITS

       None.
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                                   SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the attached Schedule 13D is true, complete and correct.

       Dated: October 17, 1995

                                     /s/Willard H. Pease, Jr.
                                     Willard H. Pease, Jr.